Exhibit 99.1

Alcatel

54, rue La Boétie
75008 Paris, France

LETTER TO COMMISSION PURSUANT TO TEMPORARY NOTE 3T

March 29, 2002

Securities and Exchange Commission

450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Ladies and Gentlemen:

      Pursuant to Temporary Note 3T to Article 3 of Regulation S-X, Alcatel has obtained a letter of representation from Barbier Frinault & Autres, a member of Andersen Worldwide, stating that their audit of Alcatel and of the Optronics Division of Alcatel for the year ended December 31, 2001 was subject to their quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Barbier Frinault & Autres personnel working on the audit, availability of U.S. national office consultation and availability of personnel at foreign affiliates of Barbier Frinault & Autres to conduct the relevant portions of the audit.

Very truly yours,

ALCATEL

By: /s/ Jean-Pierre Halbron

Name: Jean-Pierre Halbron

Title: President